SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                              ---------------

                                SCHEDULE 13G
                               (RULE 13d-102)


               INFORMATION TO BE INCLUDED IN STATEMENTS FILED
           PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO 13d-2(b)
                             (AMENDMENT NO. 5)


                                OAKLEY, INC.
                              (NAME OF ISSUER)


                   COMMON STOCK, PAR VALUE $.01 PER SHARE
                       (TITLE OF CLASS OF SECURITIES)


                                673662 10 2
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                               (CUSIP Number)

                              ---------------



CUSIP NO. 673662 10 2        SCHEDULE 13G          PAGE  2  OF    11   PAGES


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1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
      Michael Parnell, as trustee of the M. and M. Parnell Revocable Trust


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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
      Group membership is acknowledged for purposes of             (b) |X|
      making a group filing pursuant to Rule 13d-1(k)(1) only

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3     SEC USE ONLY

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4     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

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    NUMBER OF        5   SOLE VOTING POWER
     SHARES              -0-
   BENEFICIALLY      --------------------------------------------------------
    OWNED BY         6   SHARED VOTING POWER   1,187,200 shares held by the
      EACH               M. and M. Parnell Revocable Trust, for which
    REPORTING            Michael Parnell and Melissa Parnell each serve
     PERSON              as Trustee.
      WITH           --------------------------------------------------------
                     7   SOLE DISPOSITIVE POWER
                         -0-
                     --------------------------------------------------------
                     8   SHARED DISPOSITIVE POWER  1,187,200 shares held
                         by the M. and M. Parnell Revocable Trust, for which Michael Parnell and Melissa Parnell each serve as Trustee.

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9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON   1,187,200 shares held by the M. and M. Parnell Revocable
      Trust, for which Michael Parnell and Melissa Parnell each serve as Trustee.

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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES         |_|
      CERTAIN SHARES*

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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      Approximately 1.7%

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12    TYPE OF REPORTING PERSON*
      IN



CUSIP NO. 673662 10 2        SCHEDULE 13G          PAGE  3  OF    11   PAGES


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1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
      Melissa Parnell, as trustee of the M. and M. Parnell Revocable Trust

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
      Group membership is acknowledged for purposes of              (b) |X|
      making a group filing pursuant to Rule 13d-1(k)(1) only

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3     SEC USE ONLY

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4     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

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    NUMBER OF        5  SOLE VOTING POWER
     SHARES             -0-
   BENEFICIALLY      --------------------------------------------------------
    OWNED BY         6  SHARED VOTING POWER  1,187,200 shares held by the M.
      EACH              and M. Parnell Revocable Trust, for which Michael
    REPORTING           Parnell and Melissa Parnell each serve as Trustee.
     PERSON          --------------------------------------------------------
      WITH           7  SOLE DISPOSITIVE POWER
                        -0-
                     --------------------------------------------------------
                     8  SHARED DISPOSITIVE POWER  1,187,200 shares held by
                        the M. and M. Parnell Revocable Trust, for which
                        Michael Parnell and Melissa Parnell each serve as Trustee.

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9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON   1,187,200 shares held by the M. and M. Parnell Revocable Trust, for which Michael Parnell and Melissa Parnell each serve as Trustee.

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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES        |_|
      CERTAIN SHARES*

-----------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      Approximately 1.7%

-----------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*
      IN



CUSIP NO. 673662 10 2         SCHEDULE 13G          PAGE  4  OF    11   PAGES

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1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
      M. and M. Parnell Revocable Trust

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
      Group membership is acknowledged for purposes of                (b) |X|
      making a group filing pursuant to Rule 13d-1(k)(1) only

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3     SEC USE ONLY

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4     CITIZENSHIP OR PLACE OF ORGANIZATION
      California

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    NUMBER OF       5  SOLE VOTING POWER   1,187,200 shares held by the
     SHARES            M. and M. Parnell Revocable Trust, for which Michael
   BENEFICIALLY        Parnell and Melissa Parnell each serve as Trustee.
    OWNED BY        --------------------------------------------------------
      EACH          6  SHARED VOTING POWER
    REPORTING          -0-
     PERSON         --------------------------------------------------------
      WITH          7  SOLE DISPOSITIVE POWER 1,187,200 shares held by the M.
                       and M. Parnell Revocable Trust, for which Michael
                       Parnell and Melissa Parnell each serve as Trustee.
                    --------------------------------------------------------
                    8  SHARED DISPOSITIVE POWER
                       -0-

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9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON   1,187,200 shares held by the M. and M. Parnell Revocable Trust, for which Michael Parnell and Melissa Parnell each serve as Trustee.

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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES        |_|
      CERTAIN SHARES*

-----------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      Approximately 1.7%

-----------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*
      OO



CUSIP NO. 673662 10 2        SCHEDULE 13G         PAGE  5  OF    11   PAGES

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1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
      Michael Parnell

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |_|
      Group membership is acknowledged for purposes of                 (b) |X|
      making a group filing pursuant to Rule 13d-1(k)(1) only

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3     SEC USE ONLY

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4     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

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    NUMBER OF       5    SOLE VOTING POWER
     SHARES              7,625
   BENEFICIALLY     --------------------------------------------------------
    OWNED BY        6    SHARED VOTING POWER
      EACH                -0-
    REPORTING       --------------------------------------------------------
     PERSON         7    SOLE DISPOSITIVE POWER
      WITH                7,625
                    --------------------------------------------------------
                    8    SHARED DISPOSITIVE POWER
                          -0-

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9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON 1,194,825 shares of which 1,187,200 are held by the M. and M. Parnell Revocable Trust and 7,625 shares are represented by options held by Mr. Parnell which had vested at December 31, 2000.

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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES     |_|
      CERTAIN SHARES*

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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      Approximately 1.7%

-----------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*
      IN



CUSIP NO. 673662 10 2          SCHEDULE 13G         PAGE  6  OF    11   PAGES

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1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
      Melissa Parnell

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |_|
      Group membership is acknowledged for purposes of                 (b) |X|
      making a group filing pursuant to Rule 13d-1(k)(1) only

-----------------------------------------------------------------------------
3     SEC USE ONLY

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4     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

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    NUMBER OF        5    SOLE VOTING POWER
     SHARES               -0-
   BENEFICIALLY      --------------------------------------------------------
    OWNED BY         6    SHARED VOTING POWER
      EACH                 -0-
    REPORTING        --------------------------------------------------------
     PERSON          7    SOLE DISPOSITIVE POWER
      WITH                 -0-
                     --------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER
                           -0-

-----------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      1,187,200 shares held by the M. and M. Parnell Revocable Trust.

-----------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES        |_|
      CERTAIN SHARES*

-----------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      Approximately 1.7%

-----------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*
      IN
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                                                         Page 8 of 11 Pages


                            SCHEDULE 13G

            This Amendment No. 5 (the "Amendment No. 5") amends and restates Amendment No. 4, filed February 4, 2000, Amendment No. 3, filed February 11, 1999, Amendment No. 2, filed February 13, 1998, and Amendment No. 1, filed February 11, 1997, to the Statement on Schedule 13G, filed February 14, 1996 (the "Schedule 13G"), relating to shares of the common stock, $.01 par value per share (the "Common Stock"), of Oakley, Inc., a Washington corporation (the "Company"). Pursuant to Rule 13d-2 of Regulation 13D-G promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby file this Amendment No. 5 on behalf of the
M. and M. Parnell Revocable Trust, a trust organized under the laws of the state of California (the "Trust"), and on behalf of Michael and Melissa Parnell, who are individuals and trustees of the Trust (the "Trustees"). The foregoing Trust, Trustees and individuals are sometimes hereinafter referred to as the "Reporting Persons."

            Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13G.

ITEM 4.     OWNERSHIP.

            Item 4 is hereby amended and supplemented as follows:

(a)         1,187,200 shares (the "Shares") are held by the M. and M.
            Parnell Revocable Trust; Michael Parnell and Melissa Parnell each serve as Trustee of the Trust and would become the beneficiaries of the Shares if the Trust were revoked. In addition, Michael Parnell has the right to exercise options to acquire 7,625 shares of Common Stock (the "Options") which Options had vested at December 31, 2000, and thus are beneficially owned by Michael Parnell.

(b) Approximately 1.7%. Percentage ownership of the Common Stock is based on 69,380,025 shares of Common Stock, which represents the number of outstanding shares of Common Stock reported in the Company's Form 10-Q for the quarter ended September 30, 2000.

(c) As Trustees of the Trust, Michael and Melissa Parnell share the power to vote or to direct the vote of the Shares, and share the power to dispose or to direct the disposition of the Shares. The Trust has the sole power to vote or to direct the vote of the Shares, and has sole power to dispose of or direct the disposition of the Shares. Michael Parnell has the sole voting and dispositive power with respect to the Options and the Shares issuable upon exercise thereof.


ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            Item 5 is hereby amended and restated as follows:

            If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities,
check the following box:               [X]


                              SIGNATURE

            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                    January 17, 2001
                                    -------------------------------------
                                    Date


                                    /s/ Michael Parnell
                                    -------------------------------------
                                    Michael Parnell
                                    (Individually and as Trustee)


                                    /s/ Melissa Parnell
                                    -------------------------------------
                                    Melissa Parnell
                                    (Individually and as Trustee)


                                    M. & M. PARNELL REVOCABLE TRUST


                                    By: /s/ Michael Parnell
                                        ----------------------------------
                                        Michael Parnell,
                                        Trustee


                                        /s/ Melissa Parnell
                                        ----------------------------------
                                        Melissa Parnell,
                                        Trustee


                               EXHIBIT INDEX


      Exhibit
      Number                       Title                     Page
      ------                       -----                     ----

         1          Joint Filing Agreement                    11
                    among the Reporting
                    Persons pursuant to Rule
                    13d-1(k)(1).